Filed by Third Coast Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Great Plains Bancshares, Inc.

Commission File No.: 001-41028

Date: October 9, 2026

The following is an article published by Houston Business Journal, in connection with an interview featuring Third Coast Bancshares, Inc.’s Chairman, President and Chief Executive Officer, Bart O. Caraway.

Behind the deal: Why Third Coast Bank’s latest acquisition was its ‘easiest transaction’

Houston Business Journal

Chandler France

8 October 2026

Third Coast Bank recently announced its third acquisition since 2019. The bank’s top executive said it was the easiest transaction yet.

Humble-based Third Coast Bancshares Inc. (NYSE and NYSE Texas: TCBX), Third Coast’s parent company, will acquire Oklahoma City-based Great Plains Bancshares Inc., the parent company of Great Plains National Bank, in a $239 million all-stock deal. The combined financial institution will have approximately $9 billion in total assets and 43 branches across Texas and Oklahoma. The deal is expected to close in the first quarter of 2027.

Bart Caraway, Third Coast’s founder, chairman, president and CEO, told the Houston Business Journal that talks between the two banks began in February 2026. Talks advanced quickly, and the banks pursued a deal throughout the spring. The sudden death of Great Plains Chairman Barton Russell Kirchoff delayed the deal, but after the bank regrouped, the two financial institutions decided the deal made sense for both parties.

“They have a philosophy about taking care of talent as well as taking care of customers and relationship banking that was very unique and very much aligned with what we did,” Caraway told HBJ. “Our philosophy was so in line that, quite frankly, we just hit it off.

“It was a natural fit. It’s probably the easiest transaction I’ve ever done in terms of cultural alignment.”

Caraway described the deal as “transformational” in a number of ways. Other than growing the bank’s assets to approximately $9 billion and more than doubling its branch count, the deal also more than doubles its number of deposit accounts to close to 70,000. It also allows Third Coast to expand outside of Texas for the first time, entering the Oklahoma market.

Third Coast had been looking to expand out of state for several years now, Caraway said. However, the bank was selective about finding an acquisition partner with the right deposit base, management team and talent in the right markets.

“This really was the perfect bank for us to launch out of state with,” Caraway said.

This is Third Coast’s third acquisition overall but second in the past 12 months. In October 2025, the bank announced a deal to acquire Austin-based Keystone Bancshares Inc., the parent company of Keystone Bank SSB. The $123 million cash-and-stock deal closed in February 2026.

Caraway said the bank did not intend to make two acquisitions so close to one another. However, both deals were different, and the timing worked out for both. The Keystone deal was one in which Third Coast had planted the seed seven or eight years ago, while the Great Plains deal happened very quickly organically.

“It was just good luck and good planning,” Caraway said.

Third Coast’s deals come amid a wave of merger and acquisition activity in the Texas banking industry. Columbus, Ohio-based Huntington Bancshares Inc. (Nasdaq: HBAN) and Cincinnati-based Fifth Third Bancorp (Nasdaq: FITB) closed their acquisitions of Texas-based banks in February, while Houston-based Prosperity Bancshares Inc. (NYSE: PB) has closed three deals involving Texas banks this year.

Caraway believes those acquisitions will create opportunities for Third Coast to attract employees and new clients.

“We foresee a lot more M&A activity happening in our markets, so for us to be a little bit larger in size, it enables us to even better serve our customer base in these markets and take advantage of other consolidation and disruption,” Caraway said.

When asked if Third Coast is eyeing more acquisitions in the near future, Caraway said the bank is taking it “one step at a time.” The bank is a strong organic grower — deposits in the Houston metropolitan area are up 16% year over year as of June 30, 2026 — so any acquisition target must be a strong fit.

“We think we are going to be a magnet for certain banks that want to continue their journey or share a vision with us,” Caraway said. “If they’re aligned, we give them an alternative to selling out to some of the largest banks where they will lose some of (their culture).

“We will have an opportunity as we continue down this process to talk to other banks.”

Third Coast had $4.12 billion in deposits in the Houston-Pasadena-The Woodlands metropolitan area as of June 30, 2026, according to the latest data from the Federal Deposit Insurance Corp. That makes it the 12th-largest bank in the Houston market.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Third Coast Bancshares, Inc. (“Third Coast”) with respect to, among other things, future events and Third Coast’s financial performance and include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed transaction. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “looking ahead,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Third Coast’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Third Coast’s control. Accordingly, Third Coast cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Third Coast believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. There are or will be important factors that could cause Third Coast’s actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following: (1) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement providing for the acquisition of Great Plains Bancshares, Inc. (“Great Plains”) by Third Coast; (2) the outcome of any legal proceedings that may be instituted against Third Coast or Great Plains; (3) the possibility that the transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (4) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Third Coast and Great Plains operate; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction; (6) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (8) reputational risk and potential adverse reactions of Third Coast’s or Great Plains’ customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the transaction; (9) the dilution caused by Third Coast’s issuance of additional shares of its common stock in connection with the transaction; (10) a material adverse change in the financial condition of Third Coast or Great Plains; (11) general competitive, economic, political and market conditions; (12) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; (13) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and (14) other factors that may affect future results of Third Coast and Great Plains including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Board of Governors of the Federal Reserve System and legislative and regulatory actions and reforms. For a discussion of additional factors that could cause Third Coast’s actual results to differ materially from those described in the forward-looking statements, please see the risk factors discussed in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”), and Third Coast’s other filings with the SEC.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this communication. If one or more events related to these or other risks or uncertainties materialize, or if Third Coast’s underlying assumptions prove to be incorrect, actual results may differ materially from what Third Coast anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Third Coast does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for Third Coast to predict which will arise. In addition, Third Coast cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

No Offer or Solicitation

This communication is being made in respect of the proposed merger transaction involving Third Coast and Great Plains. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Important Additional Information and Where to Find It

Third Coast intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Great Plains and Third Coast that also constitutes a prospectus of Third Coast, and Third Coast will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to Great Plains’ and Third Coast’s shareholders seeking the required shareholder approvals of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THIRD COAST, GREAT PLAINS, THE TRANSACTION AND RELATED MATTERS.

The documents filed by Third Coast with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Third Coast may be obtained free of charge at its website at https://ir.thirdcoast.bank/financials/sec-filings/. Alternatively, these documents, when available, can be obtained free of charge from Third Coast upon written request to Third Coast Bancshares, Inc., Attn: Investor Relations, 1800 West Loop South, Suite 800, Houston, TX 77027, or by calling (713) 960-1300.

Participants in this Transaction

Third Coast, Great Plains, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Great Plains’ shareholders and Third Coast’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Third Coast may be found in Third Coast’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on March 4, 2026 and in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, as filed with the SEC on April 16, 2026, copies of which can be obtained free of charge from Third Coast or from the SEC’s website as indicated above. To the extent the holdings of Third Coast’s securities by its directors and executive officers have changed since the amounts set forth in Third Coast’s proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership of Securities on Form 4 filed with the SEC. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and other relevant materials when filed with the SEC.